Morrison & Foerster

425 Market Street San Francisco California 94105-2482 Telephone: 415.268.7000 Facsimile: 415.268.7522 www.mofo.com morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong
Writer's Direct Contact
415.268.6621
RMattson@mofo.com
December 8, 2011
Via EDGAR and Facsimile
Jeffrey Jaramillo
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-3030
Re:    ICU Medical, Inc.
         Form 10-K for the Fiscal Year ended December 31, 2010
         Filed February 18, 2011
         Form 10-Q for the Fiscal Quarter ended September 30, 2011
         Filed October 20, 2011
         File No. 001-34634
Dear Mr. Jaramillo:
On behalf of ICU Medical, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2011 with respect to the Company's Form 10-K for fiscal year ended December 31, 2010 filed with the Commission on February 18, 2011 (the “Form 10-K”) and the Company's Form 10-Q for fiscal quarter ended September 30, 2011 filed with the Commission on October 20, 2011 (the “Form 10-Q”). The numbering of the paragraphs below corresponds to the numbering of the staff's letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.
Form 10-Q for the fiscal quarter ended September 30, 2011
Exhibit 31.1

1.
We see that the certification furnished for your Chief Executive Officer here and in your June 30, 2011 Form 10-Q, improperly excluded the language of paragraph 4(d) of Item 601(b)(31) of Regulation S-K. Please amend your Form-10Q filings to provide corrected certifications that include the required language for both your Chief Executive and Chief Financial Officers.

Response:
The Company will file full amendments to the Form 10-Q for the fiscal quarter ended September 30, 2011 and the Form 10-Q for the fiscal quarter ended June 30, 2011 to provide the corrected certifications.
* * *
We have been authorized to acknowledge on behalf of the Company and to confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Robert M. Mattson, Jr.
Robert M. Mattson, Jr.
cc: Scott Lamb - ICU Medical, Inc.